Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES APPOINTS TWO NEW MEMBERS TO BOARD OF DIRECTORS

HOUSTON, TX, September 26, 2012 - Stage Stores, Inc. (NYSE: SSI) announced today that, effective September 20, 2012, Lisa R. Kranc, 59, has been appointed to the Company's Board of Directors. Ms. Kranc, an independent Director, has been named to serve on the Board's Compensation Committee and its Corporate Governance and Nominating Committee.

Since August 2001, Ms. Kranc has been Senior Vice President, Marketing and a Member of the Executive Committee of AutoZone, Inc., which is headquartered in Memphis, Tennessee. From September 1997 to April 2001, she served as Vice President, Marketing of Hannaford Bros. Inc. Ms. Kranc, who has a strong marketing background and a history of serving in senior executive level marketing positions, began her professional career in 1977 at The Clorox Company.

The Company also announced today that, effective September 21, 2012, Diane M. Ellis, 54, has been appointed to the Company's Board of Directors. Ms. Ellis, an independent Director, has been named to serve on the Board's Compensation Committee and its Audit Committee. The appointment of Ms. Kranc and Ms. Ellis brings the Board's membership to ten Directors.

Since September 2007, Ms. Ellis has been President and Chief Operating Officer of Brooks Brothers Group, Inc., which is headquartered in New York, New York. From October 2001 to August 2007, she was with several consulting firms whose principal focus was consumer product and specialty retail companies. Ms. Ellis, who has a diverse background in marketing, merchandising, merchandise planning, operations, finance and strategic planning, began her professional career in 1979 at Joseph Horne's Department Stores.

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Michael Glazer, President and Chief Executive Officer, commented, "We are very pleased to welcome Lisa and Diane to our Board. They bring diverse backgrounds and perspectives to the Board and possess a wealth of retail knowledge and experience in key areas of the business. Their exceptional leadership skills and successful track records will make them outstanding additions to our Board and to the committees on which they will serve."

<u>About Stage Stores</u>

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company currently operates 839 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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